

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2014

Via Email
Dr. Christian Dahlheim
Executive Vice President & CFO
VW Credit, Inc.
2200 Ferdinand Porsche Drive
Herndon, Virginia 20171

Re: **Volkswagen Auto Lease Trust 2011-A**
        Form 10-K for the Fiscal Year Ended December 31, 2013
        Forms 10-D for Monthly Distribution Periods after January 21, 2014
        File No. 333-160515-05

Dear Dr. Dahlheim:

        We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Katherine Hsu

                                        Katherine Hsu
                                        Office Chief

cc: Angela Ulum